SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 14, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	February 14, 2008

TAM and Lufthansa combine their frequent flyer programs

Agreement makes possible to accumulate and redeem points from Fidelidade TAM program, and miles from Lufthansa's Miles & More program, on national and international flights of both airlines

São Paulo, February 14, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) and Lufthansa have initiated a partnership that will allow customers to accumulate and redeem frequent flyer points on Fidelidade TAM program and miles from Miles & More on flights operated by both airlines. The combination of the frequent flyer programs are part of the agreement signed between TAM and Lufthansa last year, aiming to expand services offered to customers. The companies are also planning to initiate codeshare flights on national and international routes within the first quarter of this year.

In this first phase of the partnership between the two companies, TAM passengers can use points accumulated in the Fidelidade TAM program to travel on any domestic or international flight operated by Lufthansa. In the same way, participants in Lufthansa’s Miles & More program can convert their miles into points to be used on TAM’s domestic and international flights.

Paulo Castello Branco, vice-president of Planning and Alliances at TAM, affirms that the agreement with Lufthansa will bring immediate benefits to passengers of both airlines. “The integration of Fidelidade TAM program with Miles & More strengthens our strategy of establishing partnerships with the main airlines in the world, and also seeking to offer individualized service to our customers,” says Castello Branco.

Stephen Lauer, member of the president’s office of the Lufthansa Group, who is in Sao Paulo today, February 14, said that he is very satisfied with the partnership. "We are seeking through this agreement a way to increase our flight offerings between Europe and Brazil, which will come about through code sharing, as well as better ways of serving our passengers, including faster connections and, starting now, integration of our frequent flyer programs."

The Lufthansa Group, including SWISS, has 21 weekly flights between Brazil and Europe, flying with Lufthansa from São Paulo to Munich and Frankfurt daily, and with SWISS, from São Paulo to Zurich daily. From these two hubs in Germany and Zurich, Lufthansa offers connections to all of Europe, Asia and the Middle East. Overall, the group serves 188 different destinations in 79 countries, and is part of the Star Alliance.

Lufthansa’s mileage program Miles & More was started 15 years ago and has more than 14 million participants all over the world. In Brazil, there are approximately 80 thousand members.

TAM is a pioneer among Brazil’s airlines in launching its Programa Fidelidade for frequent flyers. The company now has 4.5 million members and has already issued more than 5.2 million tickets for frequent flyer points.

A market leader, TAM serves 47 cities in Brazil, including all state capitals and the Federal District. Through business agreements signed with regional companies, it reaches 81 different destinations in the national territory.

TAM operations abroad include direct flights to eleven destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Santiago (Chile), Caracas (Venezuela) and Montevideo (Uruguay). With TAM Mercosur, it flies to Asuncion and Ciudad del Este (Paraguay), Cordoba (Argentina), Santa Cruz de la Sierra and Cochabamba (Bolivia), among other cities in South America.

TAM’s daily flight to Frankfurt departing from Guarulhos International Airport in Sao Paulo began service last November 30th. This flight is operated with the Airbus A340-500, with a capacity for up to 267 passengers – 42 seats in Executive Class and 225 in Economy Class.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 48.6% domestic market share and 67.0% international market share at the end of January 2008. TAM operates regular flights to 47 destinations throughout Brazil. It serves 81 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.5 million subscribers and has awarded more than 5.2 million tickets.

About Lufthansa:
The Lufthansa group (www.lufthansa.com) currently offers 21 weekly flights between Sao Paulo and its three hubs in Frankfurt and Munich (Lufthansa), as well as Zurich (SWISS). Passengers traveling from Brazil’s financial hub arrive at their destinations in Europe, Asia, the Middle East and Africa with only one stop and short layovers. Lufthansa serves 188 destinations in 79 countries and last year set a new record of 62.9 million people flown.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.